Exhibit 99.1

ASX Market Announcement

GTG New Board Appointment

Genetic Technologies is pleased to announce the appointment of Nick Burrows as Non-Executive Director to the board.

Mr Burrows is a contemporary independent Non-Executive Director across the Listed, Government and Private sectors with significant expertise in corporate governance, and strategic, commercial, financial and risk management oversight.

His current diverse multi-sector portfolio includes Non-Executive Directorships of Clean Seas Seafood Limited, Metro Tasmania Pty Ltd, TasWater, and a number of private companies. Nick also provides Board, governance, audit and risk advisory services to entities within the IT, tourism and hospitality, debt recovery, agribusiness, forestry, and Local / State Government sectors

Mr Burrows  was Chief Financial Officer and Company Secretary of Tassal Group Limited for 21 years from 1988 to 2009 and accordingly brings to the Board strong independent c-suite commercial experience and the benefits of an extensive and contemporary senior executive ASX200 listed entity background.

Mr Burrows is a respective Fellow of the Australian Institute of Company Directors, Institute of Chartered Accountants Australia, Governance Institute of Australia Ltd and the Financial Services Institute of Australasia and is also a Chartered Accountant and Registered Company Auditor. Nick also served as National President of the Governance Institute of Australia in 2002 and served on their National Board for 6 years

Dr Paul Kasian commented “The company is extremely happy to welcome Mr Burrows to the board given his wealth of experience, in assisting companies in both commercialization of opportunities and corporate governance, in what is a very exciting time for the company.”

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000